SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: October 8, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6

     On July 16, 2009, the parties to the previously announced and executed $120.0 million term loan facility, as originally executed on February 16, 2009, as amended and restated on May 25, 2009 (to release and replace one of the original borrowers, Pueblo Holdings Ltd., with another borrower, Portorosa Marine Corp.), entered into a Supplemental Agreement providing for an amendment to such facility. In addition to other provisions, the Supplemental Agreement provides for the transfer of ownership of one of the vessels that such term loan facility is available to partially finance.
     Copies of the Supplemental Agreement and the Amended and Restated Loan Agreement dated May 25, 2009 are furnished as Exhibits 99.1 and 99.2, respectively, to this Report and are incorporated herein by reference.
     On August 28, 2009, the parties to the previously announced and executed Facility Agreement, dated December 11, 2007, as amended on July 10, 2009, for a loan amount of up to $130.0 million, entered into a Second Supplemental Agreement providing for the further amendment of such Facility Agreement. In addition to other provisions, the Second Supplemental Agreement removes certain definitions and amends certain provisions relating to the security of the borrowers under the Facility Agreement.
     A copy of the Second Supplemental Agreement is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.
     In June 2008, Navios Maritime Holdings Inc. (“Navios”) entered into a facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement (the “Loan Facility”), one of the two tranches amounting to $66.5 million has been cancelled following the cancellation of one of the two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contract. As of June 30, 2009, the amount drawn was $36.0 million. The Loan Facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2.9 million, with a final payment of $34.6 million on the last payment date. The interest rate is based on a margin of 225 bps as defined in the Loan Facility.
     A copy of the Loan Facility is furnished as Exhibit 99.4 to this Report and is incorporated herein by reference.
     In addition, on August 28, 2009, Kohylia Shipmanagement S.A. (“Kohylia”) and Ducale Marine Inc. (“Ducale”), each a subsidiary of Navios, entered into a $75.0 million facility agreement with the bank identified therein (the “Facility Agreement”). The Facility Agreement is available (in two tranches of up to $37.5 million) to partially finance the purchase and construction of two capesize newbuilding bulk carriers. Amounts under the Loan Facility are payable in 20 equal installments (reduced proportionately if the full amount is not drawn) and a balloon payment to be paid on the final repayment date. Navios is a guarantor of the Facility Agreement. To date, $61.7 million has been drawn under the Facility Agreement. The interest rate of the Loan Facility is 1.75% plus LIBOR per annum, as described in the Facility Agreement.
     The Facility Agreement restricts the borrowers from, certain corporate activities, including incurring any further indebtedness without the consent of the bank. In addition, the Facility Agreement requires compliance with various covenants, including those covenants contained in the senior notes indenture of Navios, as well as compliance with certain levels of security value and specified financial covenants. The Facility Agreement identifies certain events that will constitute an event of default, including, (i) the non-compliance with certain covenants, (ii) if there is a default, in certain circumstances, under the Navios Indenture and (iii) if Angeliki Frangou, Navios’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock of Navios.
     A copy of the Facility Agreement is furnished as Exhibit 99.5 to this Report and is incorporated herein by reference.
     Dated as of September 8, 2009, Navios entered into a Twenty-Fifth Supplemental Indenture in order to add Ducale, Kohylia, and Highbird Management Inc., each a Marshall Islands corporation, and each an indirect subsidiary of Navios, as guarantors to its Indenture.
     A copy of the Twenty-Fifth Supplemental Indenture is furnished as Exhibit 99.6 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: October 8, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Supplemental Agreement dated July 16, 2009.

99.2	Amended and Restated Loan Agreement dated May 25, 2009.

99.3	Second Supplemental Agreement dated July 28, 2009.

99.4	Facility Agreement for $66.5 million dated August 28, 2009.

99.5	Facility Agreement for $75.0 million dated August 28, 2009.

99.6	Twenty-Fifth Supplemental Indenture dated September 8, 2009.